CHINA MULTIMEDIA, INC.

Room 1901-2, lucky Building,

39 Wellington Street, Central, Hong Kong

August 6, 2007

Elaine Wolff, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

China Multimedia, Inc.

Form 10-SB

File No. 0-52388

Dear Ms Wolff:

In connection with the Form 10-SB/A filed by China Multimedia, Inc. (the “Company”) on August 6, 2007, the Company acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

2.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Wilson Cheung, CEO